

SECU 10033201 SSION

amended

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

DEC 16 2011

Washington, DC 110

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-67927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2010 (MM/DD/YY) AND ENDING June 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windfall Securities LLC (Iron Capital Securities, LLC)

OFFICIAL USE ONLY
147779
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 California St, Suite 4925
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Blum (415) 254-9106
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460	Walnut Creek,	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Jason Blum~~ JORDAN LOEWER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windfall Securities LLC (formerly Iron Capital Securities, Inc.), as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

~~Managing Director~~ CCO

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California all purpose
Certificate of Acknowledgment

State of California
County of Contra Costa } ss

On 11/14/11, Pat Blume - Notary Public before me, personally
Date (Here insert name and title of the officer)

appeared Jordan Leeann, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



PAT BLUME
COMM. #1778580
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Expires Nov. 24, 2011

Signature ____________________
Signature of Notary Public

(Notary Seal)

OPTIONAL SECTION
DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document [illegible]

Document Date 11/14/11 Number of Pages 15

CAPACITY(IES) CLAIMED BY SIGNER

Name of Signer ____________________

Title(s) ____________________

Signer is Representing: ____________________

TABLE OF CONTENTS


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Members
Windfall Securities LLC (formerly known as *Iron Capital Securities, LLC*)
San Francisco, California

We have audited the accompanying statement of financial condition of Windfall Securities LLC (formerly known as *Iron Capital Securities, LLC*) as of June 30, 2011 and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 7 to the financial statements, we were unable to satisfy ourselves by obtaining sufficient audit evidence to determine the Company's ultimate account payable obligation as required by the audit standards.

In our opinion, *except for the effects of such adjustments, if any, as might have been determined by the clear delineation of accounts payable and examination of necessary audit evidence regarding the affiliated accounts payable of its parent company,* the financial statements referred to in the first paragraph above, present fairly, in all material respects, the financial position of Windfall Securities LLC as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company needed to contribute capital in fiscal 2011. In addition, the Company has limited operating cash and revenue. Those conditions raise substantial doubt about the Company's ability to continue as a going concern.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

October 31, 2011
Walnut Creek, California


professional. personalized. service.

Windfall Securities LLC
Statement of Financial Condition
June 30, 2011

ASSETS

Cash in bank	$	7,531
Accounts receivable		-
Total Assets	$	7,531

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable		6,500
Total Liabilities		6,500
Company equity:		
Total Company equity (deficit)		1,031
Total Company equity		1,031
Total Liabilities and Company Equity	$	7,531

The accompanying notes are an integral part of these financial statements.

Windfall Securities LLC
Statement of Operations
For the Year Ended June 30, 2011

Revenue		
Fees and commissions earned	$	204,100
Interest income		45
Total revenue		204,145
Expenses		
Management fees		2,500
Professional fees		45,846
Regulatory Fees		12,603
Office expense		4,455
Other operating expenses		8,651
Total expenses		74,055
Net income (loss)	$	130,090

The accompanying notes are an integral part of these financial statements.

Windfall Securities LLC
Statement of Changes in Company Equity
For the Year Ended June 30, 2011

	Member Units	Accumulated Retained Earnings	Accumulated Distributions	Total Member Equity
Balances - June 30, 2010	$ 133,569	$ (121,547)	$ (10,000)	$ 2,022
Contributions	37,485	-	-	37,485
Member distributions	-		(168,566)	(168,566)
Net income (loss)	-	130,090	-	130,090
	$ 171,054	$ 8,543	$ (178,566)	$ 1,031

The accompanying notes are an integral part of these financial statements.

Windfall Securities LLC
Statement of Cash Flows
For the Year Ended June 30, 2011

Cash flows from operating activities:	
Net income (loss)	$ 130,090
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts receivable and other assets	3,429
Decrease in accounts payable and accrued liabilities	(350)
Net cash provided by (used in) operating activities	133,169
Cash flows from financing activities:	
Contributions	37,485
Distributions	(168,566)
Net cash provided by (used in) financing activities	(131,081)
Net decrease in cash	2,087
Cash at beginning of year	5,444
Cash at end of year	$ 7,531

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Windfall Securities LLC (formerly known as Iron Capital Securities, LLC) (the "Company"), was formed as a limited liability company in California on April 26, 2008. In December 2008, the Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and was accepted as a member of the Financial Industry Regulation Authority (FINRA). The Company is engaged in the private placement of securities and investment advisory services. In June, 2009 the Company was approved by FINRA to sell general securities.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

The Company has an Operating Agreement with Iron Capital Holdings, LLC, who owns 76% of Windfall Securities LLC (formerly known as Iron Capital Securities, LLC). The Company expenses relating to trading of securities shall be allocated 75% to Class A Units and 25% to Class B Units.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At June 30, 2011, the cash balance in the bank account did not exceed the FDIC insurance limit.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was negative at June 30, 2011. The Company is required to maintain net capital of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements. At June 30, 2011, the Company had equity of $1,031.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Income Taxes

There is no federal income tax liability for the Company at December 31, 2011. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

$900 was recognized in 2011 for California Franchise Tax expense.

5. Related Party Transactions

Iron Capital Holdings, LLC is the Company's majority member. The Member provides office space and pays most overhead expenses of the Company. Management fees of $2,500 were paid to the Member and represents reimbursements of those expenses paid on the Company's behalf. The Company's results of operations and financial position could differ significantly form those that would have been obtained if the entities were autonomous.

6. Members' Equity

Members' equity consists of Class A and B members. Membership interests are measured in units of two classes, Class A Units and Class B Units, each with the rights and interests as set forth in the Company's operating agreement.

Class A members shall participate in all Company activities and shall share in Company profits, losses and distributions related to or arising from all activities of the Company.

Class B members shall participate in only those Company activities relating to the purchase and sale of securities and the private placement of securities by the Company and shall be entitled to 25% of the profits, losses and distributions from the sale of securities and 5% of the profits, losses and distributions from the private placement of securities of the Company.

7. Litigation

As of the date of this report, the Company was finished its arbitration case wherein 2 former employees of the firm alleged unlawful termination by the firm and monetary damages. The Company incurred significant legal expenses in connection with the litigation, which management believes are the are obligations of the Holding Company.

It is not been determined who will ultimately be responsible to pay these legal costs. The legal costs are not reflected in these financial statements but would approximate $50,000 if they were booked into the general ledger.

8. Going Concern

The Company struggled in fiscal 2011. It need to add capital of $37,485 in order to produce positive equity of $1,031. Ultimately, the Company produced a net operating gain of $130,090 before distributions to members of $168,566. Cash was $7,531 at year end.

Management is confident in its future and is encouraged by increased activity in the past couple months. If this activity does not result in success fees, the Company will need to add additional capital to the Company to meet net capital requirements.

9. Subsequent Events

Management has evaluated subsequent events through October 31, 2011, the date on which the financial statements were available to be issued.

Windfall Securities LLC is now owned 100% by Iron Capital Holdings, LLC.

SUPPLEMENTARY INFORMATION

Windfall Securities LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2011

Company equity		$ 1,031	
Assets not allowed for net capital purposes:			
Accounts receivable	-	-	
Haircuts on marketable securities		-	
Net Capital		1,031	A
Minimum net capital required:			
Greater of 6-2/3% of aggregate indebtedness or $5,000		5,000	
Net capital in excess (deficit) of requirement		$ (3,969)	
Aggregate indebtedness (total liabilities)		$ 6,500	B
Ratio of aggregate indebtedness to net capital (required to be less than 15 to 1)		Negative	

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness		Net Capital		Ratio AI/NC
Per submitted computation	$ -		$ 7,275		
Accounts payable	$ 6,500		$ (6,500)		
Other cash accounts			$ 256		
	-		-		
Per statements as finalized	$ 6,500	B	$ 1,031	A	Negative

Schedule II

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

During the year ended June 30, 2011, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to, customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended June 30, 2011.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(1).

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation
for Customer's Regulated Commodity Futures and Options Accounts

This schedule is not applicable to the Company's operations in 2011.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members
Windfall Securities LLC (formerly *Iron Capital Securities, LLC)*
San Francisco, California

In planning and performing our audit of the financial statements of Windfall Securities as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected the achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Windfall Securities LLC as of and for the year ended June 30, 2011, and this report does not affect our report thereon dated October 31, 2011.:

1) Windfall Securities is a broker dealer registered with FINRA to effect the work of the broker dealer. Only general ledger transactions pertaining to the broker dealer should be recorded in the broker dealer financial records. This will help the broker monitor the net capital computation as well as keep the financial statements free from material errors.

   During our audit, we observed several transactions between the broker dealer and its parent. Transfers to and from the broker dealer should be done infrequently. If they are needed, clear delineation should be documented. It is not appropriate to pay invoices for the parent from the broker dealer accounts.

   We recommend expenses pertaining to each entity be separately invoices (or separately addressed in the management agreement) so that the propriety of each payment is not questioned in each separate entity.

Management Response. *Management is confident that this will no longer be a problem. Effective immediately, and pursuant to the Expense Sharing Agreement entered into originally on October 15, 2010, the parent company. Iron Capital Holdings, will pay all expenses of the*

broker dealer following strict compliance to the NTM 03-63 dated October 2003. Also effective immediately, the broker dealer will no longer pay any expenses and/or invoices of the parent company. Where allowable and pursuant to SEC Rule 15c3-1(e), capital may be withdrawn to the benefit of the parent from time to time.

2) Management is responsible for their financial statements, including accrual accounting.

   During the current audit, two material accounts payable were discovered in subsequent payments that belonged in prior periods. The auditor booked these costs, but management disagreed with the adjustment.

   We recommend management understand GAAP vs. cash accounting and book all material transactions into the general ledger prior to the audit.

Management Response. *Management understands GAAP vs. cash accounting and will ensure that all material transactions will be booked to the general ledger on a timely basis. To this end, the parent company has engaged the services of the accounting firm of Litwak and Associates who will work closely with the firm's Fin/Op to correct and maintain the broker dealer's general ledger.*

This report is intended solely for the information and use of the managing members, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
October 31, 2011


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

WINDFALL SECURITIES LLC

(FORMERLY KNOWN AS IRON CAPITAL SECURITIES, LLC)

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SCHEDULES

JUNE 30, 2011

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ~~***Jason Blum***~~ JORDAN LOEWER, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 7th day of DECEMBER, 2011

at San Francisco, California

~~***Jason Blum***~~ JORDAN LOEWER
Windfall Securities LLC (formerly Iron Capital Securities, LLC)